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Exhibit (a)(9)

Contact:	Frank Pollare Director, Public Information Corporate 310.615.1601 fpollare@csc.com	FOR IMMEDIATE RELEASE Moved On PR Newswire October 29, 2001
Bill Lackey Director, Investor Relations Corporate 310.615.1700 blackey3@csc.com

CSC ESTABLISHES OPTION EXCHANGE PROGRAM

    EL SEGUNDO, Calif., Oct. 29—Computer Sciences Corporation (NYSE: CSC) today announced an employee stock option exchange program. This program will offer CSC employees who hold options with an exercise price per share of $70 or more the opportunity to cancel those options in exchange for an equal number of options to be granted next year.

    CSC's stock price has traded primarily in the $30s for more than six months, and the company has determined that options with an exercise price of $70 or more no longer have sufficient value to motivate and retain employees. CSC does not expect to record any compensation expense in connection with the option exchange.

    As of October 23, 2001, CSC had 170,304,484 outstanding shares, and outstanding options to purchase additional 14,746,120 shares. Approximately 17% of these outstanding options have an exercise price of $70 or more and are eligible for cancellation and exchange.

    The new options will be granted six months and one day after the existing options are cancelled, and will have an exercise price equal to the market value of CSC stock on that date. The new options will generally have the same terms and conditions as the options surrendered for cancellation, including the same vesting schedule and vesting start date. The terms and conditions of the exchange offer are set forth in a Tender Offer Statement on Schedule TO that CSC filed today with the Securities and Exchange Commission.

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    Computer Sciences Corporation—page 2                                    October 29, 2001

    Computer Sciences Corporation, one of the world's leading consulting and information technology (IT) services firms, helps clients in industry and government achieve strategic and operational results through the use of technology. The company's success is based on its culture of working collaboratively with clients to develop innovative technology strategies and solutions that address specific business challenges.

    Having guided clients through every major wave of change in information technology since 1959, CSC combines the newest technologies with its capabilities in consulting, systems design and integration, IT and business process outsourcing, applications software, and Web and application hosting to meet the individual needs of global corporations and organizations. With some 68,000 employees in locations worldwide, CSC had revenues of $10.8 billion for the 12 months ended June 29, 2001. It is headquartered in El Segundo, Calif. For more information, visit the company's Web site at www.csc.com.

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All statements in this press release that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements represent the Company's intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, many of which are outside the Company's control.

These factors could cause actual results to differ materially from such forward looking statements. For a written description of these factors, see the section titled "Management's Discussion and Analysis of Financial Conditions and Results of Operations" in CSC's Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 2001.

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  Exhibit (a)(9)
CSC ESTABLISHES OPTION EXCHANGE PROGRAM